UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 19, 2022

THE CHOSEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Series B Common Stock

Item 1. Fundamental Changes

As previously disclosed, on November 29, 2022, The Chosen, Inc. (the “Company”) entered into a series of transactions (the “CAS Transactions”) with the non-profit Come and See Foundation, Inc. (“CAS”). The CAS Transactions previously provided that CAS would make a series of remittances totaling $90 million (the “Subsequent Remittances”) subsequent to the entry into the CAS Transactions through June 30, 2023. On December 19, 2022, the Company entered into a First Amendment to Funding Agreement with CAS, pursuant to which CAS agreed to fund the Subsequent Remittances to the Company by no later than January 17, 2023.

Exhibits

6.1	First Amendment to Funding Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2022

THE CHOSEN, INC.

By: /s/ Derral Eves

Name: Derral Eves

Title: Chief Strategy Officer